DREYFUS U.S. TREASURY INTERMEDIATE TERM FUND

Statement of Investments

9/30/2004 (Unaudited)

	Principal Amount ($)		Value ($)
Bonds and Notes - 93.9 %			
U.S. Government Agencies - 8.8%			
Federal Home Loan Banks,			
Bonds, 3%, 4/15/2009	17,345,000		**16,912,173**
U.S. Treasury Bonds - 18.6%			
10.75%, 8/15/2005	12,400,000	a	13,318,840
11.625% 11/15/2004	20,772,000		21,027,496
12.75%, 11/15/2010	1,325,000		1,477,216
			35,823,552
U.S. Treasury Inflation Protected Securities - 18.8%			
3.375%, 4/15/2032	21,335,597	b	26,974,678
3.625%, 1/15/2008	4,103,470	b,c	4,498,840
Coupon Strips:			
0%, 10/15/2028	290,000	b,d	323,310
0%, 4/15/2029	290,000	b,d	318,202
Principal Strips,			
0%, 4/15/2029	5,850,000	b	3,918,929
			36,033,959
U.S. Treasury Notes - 47.7%			
1.5%, 3/31/2006	2,867,000	c	2,830,492
1.625%, 10/31/2005	40,000,000	c	39,762,400
1.625%, 2/28/2006	6,021,000	c	5,961,500
4.25%, 8/15/2014	2,500,000		2,526,950
7.5%, 2/15/2005	2,190,000	c	2,236,012
7.875%, 11/15/2004	38,000,000	c	38,296,780
			91,614,134
Total Bonds and Notes			
(cost $180,993,993)			**180,383,818**

Other Investments- 4.2%	**Shares**		**Value ($)**
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund	8,174,000	e	**8,174,000**
(cost $8,174,000)			
Investment of Cash Collateral for Securities Loaned - 43.7%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund			
(cost $83,975,344)	83,975,344	e	**83,975,344**
Total Investment (cost$273,143,337)	**141.8**	**%**	**272,533,162**
Liabilities, Less Cash and Receivables	**(41.8)**	**%**	**(80,398,759)**
Net Assets	**100.0**	**%**	**192,134,403**

a Partially held by a broker as collateral for open futures position.

b Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

c All or a portion of these securities are on loan. At September 30, 2004, the total market value of the fund's securities on loan is $81,235,227 and the total market value of the collateral held by the fund is $83,975,344.

d Notional face amount shown.

e Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS U.S. TREASURY INTERMEDIATE TERM FUND
Statement of Financial Futures
9/30/2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	83	9,347,875	December 2004	**(45,859)**